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                               September 3, 2020

       John Garcia
       Chair and Co-Chief Executive Officer
       AEA-Bridges Impact Corp.
       PO Box 1093, Boundary Hall, Cricket Square
       Grand Cayman, KY-1102
       Cayman Islands

                                                        Re: AEA-Bridges Impact
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 7,
2020
                                                            CIK 0001820191

       Dear Mr. Garcia:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on August 7, 2020

       Principal Shareholders, page 127

   1.                                                   We note your statement
in footnote 5 that the shares beneficially owned in the table    does
                                                        not include any shares
indirectly owned by this individual as a result of his membership interest in our
sponsor.    Please revise your beneficial ownership table to include in the table the shares
beneficially owned by each individual.
       Signatures, page II-5

   2. Please revise to have the draft registration statement indicate that it will be signed by the principal accounting
officer or controller, the majority of the board of directors, and by the
 John Garcia
AEA-Bridges Impact Corp.
September 3, 2020
Page 2
      company's authorized representative in the United States. See Instruction 1 to Signatures
      to Form S-1.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Garcia
                                                           Division of
Corporation Finance
Comapany NameAEA-Bridges Impact Corp.
                                                           Office of Real
Estate & Construction
September 3, 2020 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName